May 9, 1997



David Bovee
Dura Automotive Systems Inc.
4508 IDS Center
Minneapolis, MN  55402


RE:   Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at
April 30, 1997 by American Express Company, American Express Financial Corporation, IDS Discovery Fund and IDS Progressive Fund in common stock of Dura Automotive Systems Inc..


Sincerely,



Steve Turbenson
Director - External Reports and Tax




Enclosure




            SECURITIES AND EXCHANGE COMMISSION

                  Washington, D. C. 20549

                       SCHEDULE 13G


       Under the Securities and Exchange Act of 1934



               Dura Automotive Systems Inc.
                     (Name of Issuer)



                       Common Stock
              (Title of Class of Securities)



                        007942-10-5
                      (CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                  CUSIP NO.  007942-10-5


1) Name of Reporting Person         American Express
Company

   S.S. or I.R.S. Identification    IRS No. 13-4922250
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization      New York

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)              Sole Voting Power   -0-
   (6)              Shared Voting Power 1,750
   (7)              Sole Dispositive Power   -0-
   (8)              Shared Dispositive Power 521,750


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       521,750


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    13.8%


12)   Type of Reporting Person          CO, HC




                  CUSIP NO.   007942-10-5


1) Name of Reporting Person         American Express Financial
Corporation

   S.S. or I.R.S. Identification    IRS No. 13-3180631
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Delaware

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)                Sole Voting Power                -0-
   (6)                Shared Voting Power
1,750
   (7)                Sole Dispositive Power           -0-
   (8)                Shared Dispositive Power
521,750


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       521,750


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    13.8%


12)   Type of Reporting Person          CO, IA


                  CUSIP NO   007942-10-5


1) Name of Reporting Person             IDS Discovery Fund

   S.S. or I.R.S. Identification        IRS No. 41-1399805
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Minnesota


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)              Sole Voting Power        300,000
   (6)              Shared Voting Power      -0-
   (7)              Sole Dispositive Power        -0-
   (8)              Shared Dispositive Power      300,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       300,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                              7.9%


12)   Type of Reporting Person          CO, IC

                  CUSIP NO   007942-10-5


1) Name of Reporting Person             IDS Progressive Fund

   S.S. or I.R.S. Identification        IRS No. 41-0940847
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint
Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Minnesota


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
   (5)              Sole Voting Power        220,000
   (6)              Shared Voting Power      -0-
   (7)              Sole Dispositive Power        -0-
   (8)              Shared Dispositive Power      220,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       220,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                              5.8%


12)   Type of Reporting Person          CO, IC

1(a)                               Name of Issuer:Dura Automotive Systems Inc.

1(b)                               Address of Issuer's Principal4508 IDS Center
      Executive Offices:           Minneapolis, MN  55402

2(a)                           Name of Person Filing:American Express Company
                                   American Express Financial
Corporation
                                   IDS Discovery Fund
                                   IDS Progressive Fund

2(b)                               Address of Principal Business
Office:                            American Express Company
                                   American Express Tower
                                   200 Vesey Street
                                   New York, NY  10285

                                   American Express Financial
Corporation
                                   IDS Tower 10
                                   Minneapolis, MN  55440

                                   IDS Discovery Fund
                                   IDS Tower 10
                                   Minneapolis, MN  55440

                                   IDS Progressive Fund
                                   IDS Tower 10
                                   Minneapolis, MN  55440

2(c)             Citizenship:           See Item 4 of Cover Page

2(d)       Title of Class of Securities:                        Common Stock

2(e)             Cusip Number:               007942-10-5

3     Information if statement is filed pursuant to Rules 13d-
1(b) or 13d-2(b):
        American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

        American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors
        Act of 1940.

        IDS Discovery Fund, one of the persons filing this statement, is an Investment Company registered under section 8 of the Investment Company Act.

        IDS Progressive Fund, one of the persons filing this statement is an Investment
        Company registered under section 8 of the Investment
        Company Act.

4(a)             Amount Beneficially Owned as of April 30, 1997:
See Item 9 of Cover Pages

4(b)             Percent of Class:    See Item 11 of Cover Pages

4(c)             Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote:   See Item 5
      of Cover Pages
      (ii)       Shared power to vote or direct the vote:   See
Item 6 of Cover Pages
      (iii)      Sole power to dispose or to direct the
disposition of:   See Item 7
          of Cover Pages
      (iv)       Shared power to dispose or to direct the
disposition of:   See Item 8
          of Cover Pages

5     Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (
      ).

6     Ownership of more than 5% on Behalf of Another Person:

                            Not Applicable

7     Identification and Classification of the Subsidiary Which
Acquired the                            Security Being Reported
on by the Parent Holding Company:

                            See Exhibit I

8     Identification and Classification of Members of the Group:

                            Not Applicable

9     Notice of Dissolution of Group:

                            Not Applicable

10    Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   American Express Financial
Corporation



Dated:    April 30, 1997            By
                                    Signature


                                    Steve Turbenson
                                    Director - External Reports
                                    and Tax
                                    Name/Title

                                    Telephone: (612)  671-2059

                     Exhibit Index


Exhibit I    Identification and Classification of the
Subsidiary   which Acquired the Security Being Reported
on by        the Parent Holding Company.

Exhibit II   Statement of American Express Company

Exhibit III  Statement of American Express Financial
Corporation

Exhibit IV   Statement of IDS Discovery Fund and IDS
Progressive  Fund
                           Exhibit  I

                               to

                          Schedule  13G

   One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial Corporation, a Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors Act of 1940. IDS Discovery Fund and IDS Progressive Fund, Minnesota Corporations, are registered as investment companies under section 8 of the Investment Company Act. IDS Discovery Fund and IDS Progressive Fund are advised by American Express Financial Corporation.
                           EXHIBIT II

                               to

                          SCHEDULE 13G

                            under the

                 Securities Exchange Act of 1934

American Express Company, American Express Tower, World Financial Center, New York, New York disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this
Schedule 13G shall not be construed as an admission that American Express Company is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

Pursuant to Rule 13d-1(f) (1) and subject to the preceding disclaimer, American Express Company affirms it is individually eligible to use Schedule 13G and agrees that this
Schedule is filed on its behalf, and authorizes the President, any Vice President, the comptroller, the Secretary, the General Counsel, any Associate General Counsel or any Counsel, each with power to act singly, of each subsidiary of American Express Company making this filing to sign this statement on behalf of American Express Company.


                            AMERICAN EXPRESS COMPANY



                            By:____________________________
                            Name:       Stephen P. Norman
                            Title:      Secretary
                          Exhibit  III

                               to

                          Schedule  13G

                           Under  the

                 Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), American Express Financial
Corporation affirms that it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed in its behalf.


                            American Express Financial Corporation


                                 By:
                                   Steve Turbenson
                                   Director - External Reports
                                   and Tax

                           Exhibit  IV

                               to

                          Schedule  13G

                           Under  the

                 Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), IDS Discovery Fund and IDS
   Progressive Fund affirms that they are individually eligible to use
   Schedule 13G and agree that this Schedule is filed on their behalf.


                                    IDS Discovery Fund
                                    IDS Progressive Fund



                          By:
                            Leslie L. Ogg
                            Vice President and General Counsel